

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 5, 2008

<u>Via U.S. Mail</u>

Randall Reneau
President, Chief Executive Officer
9302 Mystic Oaks Trail
Austin, Texas 78750

      Re: Strategic American Oil Corporation
              Registration Statement on Form S-1
              Filed February 5, 2008
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 8, 2008
              File No. 333-149070

Dear Mr. Reneau:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.   As may be appropriate, please update the financial statements included in the registration statement.

3.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Risk Factors, page 6

4.   Please avoid statements that mitigate the risk you present. For example, remove the mitigating language at the commencement of the last risk factor on page 6. Additionally, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

5.   Avoid inclusion of "boilerplate" risks in your discussion. Rather, revise to cite risks that are particularly relevant to you and explain how the risks impact you specifically. For example, provide further context to the risk factor discussion in the first risk factor on page 6 by referencing the fact that the company had engaged in mineral exploration prior to focusing on its current business plan related to oil and gas. Similarly, in the third risk factor on page 7, disclose, if true, that that your current level of oil production is insufficient to completely fund your exploration and development budget disclosed on page 27.

6.   Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they disclose the risk to the company or an investor. For example, the risk factors titled "Oil and gas prices are highly volatile" and "The oil and natural gas market is heavily regulated" require revision.

Exploration Activities, page 22

7.   Please explain why you have assigned a 25% working interest to Tradestar
        Resources Corporation in conjunction with the acquisition of the Holt Lease,
        Strahan Lease, and McKay Lease, and whether you have any affiliation with that
        Company.

Production and Price History, page 25

8.   We note you disclose on page 25 that you began oil production in August 2006
        with the acquisition of the Holt, Strahan and McKay leases, and began oil and gas
        production in September 2006 with the acquisition of the Welder lease. Please
        provide us with your analysis of significance under Rule 3-05 of Regulation S-X,
        necessary in determining whether separate financial statements are required for
        your acquisitions. Refer to SAB Topic 2:D and IRQ 7 for further guidance.

144 Shares, page 31

9.   Supplement the disclosure accompanying the chart to clarify whether the
        information in the respective cells to the table are currently applicable to your
        company. For example, given your status as a new registrant of securities,
        disclose that under the applicable rules, you currently qualify as a non-reporting
        issuer.

Management's Discussion and Analysis

Results of Operations, page 63

10.   Please expand your revenue analyses on page 64, particularly your revenue for the
        year ended July 31, 2007, to discuss factors contributing to your revenue,
        including the extent to which your revenue was attributed to acquisitions of
        producing properties, properties that began to produce after well re-work or re-
        completion, also indicating the extent to which production occurred evenly
        throughout the period. When discussing revenues of subsequent annual or interim
        periods, please also address the extent to which changes in prices and sales
        volumes contributed to the overall fluctuation observed.

11.   Explain in necessary detail how the various items contributed to the changes from
        period to period. Do not merely recite the numerical data in each case. For
        example, your discussion regarding revenue requires revision.

Liquidity and Capital Resources, page 65

12.   Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity.

13.   In the first paragraph, you disclose that you will be dependent upon additional capital financing in order to pursue your plan of operations over the next twelve months. Please discuss if you have made significant efforts to secure the needed financing and if not, please make a statement to that effect.

Directors, Executive Officers, Promoters and Control Persons, page 68

14.   Provide in each officer and director biography a detailed discussion of the most recent five years, including the month and year each person held the named position or office. For example, please identify Mr. Garcia's places of employment and positions during the past five years.

15.   For each biographical sketch, please eliminate any gaps or ambiguities with regard to time. For example, it is unclear what activities Mr. Reneau was engaged in from 1988 until January 2005. In addition, it is unclear whether Mr. Carter worked for Carter E&P, LLC between 2003 and 2006.

Director Compensation Table, page 71

16.   Please clarify, if true, that your officers who also serve as directors are not receiving additional compensation for serving as directors.

17.   Please confirm for each director whether you have disclosed by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instructions to Item 402(r)(iii) and (iv) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 75

18.   Please state whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 50

Oil and Gas Properties, page 51

19.   We note you have not mentioned estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your cost amortization policy under this heading and on page 66. These should be included in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X. Please advise us of any changes that you would need to make to your accounting and disclosures to comply with this guidance.

Asset Retirement Obligations, page 52

20.   We note you disclose that the adoption of SFAS 143 had no effect on your financial position or results of operations, and that as of July 31, 2007, any potential costs relating to the ultimate disposition of your mineral property interests have not been determinable. However, given that other oil and gas companies are able to estimate the eventual costs of plugging wells, tell us the reasons you believe no accounting would be necessary to recognize your obligations under SFAS 143.

Recent Sales of Unregistered Securities, page II-4

21.   Please provide the information required by Item 701 of Regulation S-K. For example, name the persons or identify the class of persons to whom the securities were sold, and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Engineering Comments

General

22.   Please provide us with a copy of your reserve report as of September 30, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Supplemental Oil and Gas Quantities, page 61

General, page 61

23.   Please name the independent petroleum engineer that estimated your proved
       reserves and file a letter of consent from him.

Estimated Oil and Gas Reserve Quantities, page 61

24.   Please expand your reserve disclosure to include the amount of oil and gas
       reserves that are classified as proved developed. See paragraph 10 of SFAS 69.

Standardized Measure of Discounted Future Cash Flows, page 61

25.   Please revise your document to include separate line items for future production
       costs and future development costs if future development costs are significant.
       Please see paragraph 30 of SFAS 69.

Closing Comments

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sean Donahue at (202) 551-3579, or in his absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Hiller
       L. Dang
       M. Duru
       S. Donahue
       T. Deutsch (604-893-2679)